February 19, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:    Donna Levy, Esq.

Re:      Direct Insite Corp.
         Amendment No. 1 to Registration Statement on Form S-1
         filed October 2, 2008
         File No. 333-153792

Ladies and Gentlemen:

     On behalf of Direct Insite Corp. (the "Company"), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission ("SEC") set forth in its letter dated October 27, 2008 with respect to the above-referenced document filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your October 27, 2008 comment letter. We are providing a hard copy blacklined version of the Registration Statement to facilitate your review

Cover Page of Prospectus
------------------------

     1. Please be advised supplementally that we have revised the cover page of the prospectus to provide an overview of all of the underwriting arrangements.

Risk Factors, page 4
--------------------

     2. Please be advised supplementally that we have revised the Registration Statement to include a risk factor setting forth a description of the described internal control weakness, the reasons therefore, its duration and the absence of a determination as to when additional personnel needed to remedy the weakness will be hired. In addition, the same disclosure has been set forth under Management's Discussion and Analysis of Financial Condition and Results of Operations.
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Securities and Exchange Commission
February 19, 2009
Page -2-


Description of Business, page 17 and 18
---------------------------------------

General
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     3. Please be advised  supplementally  that we have revised the Registration
Statement to include under the caption "Description of Business" on page 17, information as to the Company's contracts with IBM and on page 18 information as to the Company's' contracts with EDS and the Company's anticipation that the acquisition of EDS by Hewlett Packard will not have any material negative impact on its business with EDS. We will be filing as exhibits to the Registration Statement redacted copies of the Company's current contracts with IBM and EDS in accordance with a confidential treatment request being concurrently made to the Securities and Exchange Commission.

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations For the Six Months Ended June 30, 2008
-------------------------------------------------

Results of Operations, page 28
------------------------------

General
-------

     4. Please be advised supplementally that the disclosures throughout the MD&A have been revised to set forth reasons for the changes in revenues from IBM and EDS.

Exhibits
--------

Exhibit 5.1
-----------

     5. Please be advised supplementally that the opinion of counsel furnished as Exhibit 5.1 has been revised to comply with this comment.

     The Company will refrain from requesting acceleration of the Registration Statement while the Company's confidential treatment application is still under review.

                                            Very truly yours,

                                            BECKMAN, LIEBERMAN & BARANDES, LLP

                                            /s/  David H. Lieberman
                                            By:  David H. Lieberman